SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces second quarter results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name:	Amir Philips
Title:	Chief Executive Officer

Date: August 15, 2011

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 15, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2011.

Revenues from fixed income real estate totaled $3.8 million for the quarter ended June 30, 2011, compared to revenues of $408,000 for the second quarter of 2010 and $1.4 million for the first quarter of 2011.

Net loss for the second quarter ended June 30, 2011 was $113,000 or $0.01 per basic and diluted share, compared to a net income of $1,000 or $0 per basic and diluted share for the second quarter of 2010 and to a net income of $1.3 million or $0.08 per basic and diluted for the first quarter of 2011.

Weighted average shares outstanding used in the calculation for the periods were approximately 18.1 million basic and diluted shares and 16.6 million basic and diluted shares respectively.

For the six months ended June 30, 2011, net income was $1.1 million or $0.07 per basic and diluted share, compared to a net loss of $671,000 or $0.04 per basic and diluted share for the six months ended June 30, 2010.

Weighted average shares outstanding used in the calculation were approximately 17.3 million basic and 17.4 million diluted shares for the second quarter of 2011 and 16.6 million basic and diluted shares for the second quarter of 2010.

As of June 30, 2011, we had cash, cash equivalents, and other financial investments, net, of $12.9 million, and shareholders' equity of $74.8 million, compared with $10.4 million, and $66.1 million, respectively, as of March 31, 2011.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our second quarter operating results as our operating fundamentals have continued to stabilize and are in line with our expectations. Our equity as of June 30, 2011 was affected from the devaluation of the USD against the Swiss Franc to which we are partially exposed. Our primary indicators for our real estate operations are FFO and Earnings Before Interest, Taxes, Amortization and Depreciation ("EBITDA")”. FFO is a supplemental non-GAAP financial measure used by the real estate industry to measure the operating performance of real estate companies. FFO should not be considered as a substitute for net income determined in accordance with U.S. GAAP as a measure of financial performance. Amir concluded “We are still actively looking for additional investment opportunities. Nevertheless, current economic conditions and the tightening of loan criteria by financial institutions may reduce the availability of favorable financing for new transactions and affect their attractiveness”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2011

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	5,139	804	3,775	408

Cost and expenses:
Cost of real estate operation	701	27	418	13
Real estate depreciation and amortization	923	327	607	162

General and administrative	1,915	737	549	350
Total cost and expenses	3,539	1,091	1,574	525
Operating income (loss )	1,600	(287)	2,201	(117)

Other income	4,194	-	-	-
Financial income (expenses), net	(2,217)	463	(1,769)	379

Income before taxes on income	3,577	176	432	262

Taxes on income	(297)	-	(244)	-

Net income from continuing operation	3,280	176	188	262

Net loss from discontinued operation	(111)	(847)	(21)	(261)

Net income (loss)	3,169	(671)	167	1

Net income attributable to non-controlling interests	2,021	-	280	-

Net income (loss) attributable to Optibase LTD	1,148	(671)	(113)	1

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.07	$0.01	$(0.01)	$0.02

Net loss per share from discontinuing operation:
Basic and Diluted	$(0.01)	$(0.05)	$(0.00)	$(0.02)

Net income (loss) per share:
Basic and Diluted	$0.07	$(0.04)	$(0.01)	$(0.00)

Number of shares used in computing Earning per share
Basic	17,316	16,553	18,057	16,557
Diluted	17,371	16,553	18,057	16,557

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OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	June 30, 2011 $	December 31, 2010 $
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	12,882	30,260

Trade receivables net of bad debts	2,429	-
Other receivables and prepaid expenses	1,459	334
Assets related to discontinued operation	963	966
Total current assets	17,733	31,560

Long term investments	275	257

Equipment, net	3	4
Other assets, net	1,793	552
Real Estate Property, net	215,830	32,353
Total property equipment and other assets	217,626	32,909

Total assets	235,634	64,726

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans	4,052	400
Trade payables	351	31
Accrued expenses and other liabilities	7,176	1,708
Liabilities related to discontinued operations	3,117	3,006
Total current liabilities	14,696	5,145

Long term liabilities:
Other long term liabilities	9,572	-
Deferred tax liabilities	17,069	-
Long term loans, net of current maturities	119,520	19,189
Total long term liabilities	146,161	19,189

Total shareholders’ equity of Optibase Ltd	50,634	40,392
Non-controlling interests	24,143	-
Total shareholders' equity	74,777	40,392

Total liabilities and shareholders’ equity	235,634	64,726

Amounts in thousands

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